November 7, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:    McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
Form 10-Q for the Quarter Ended June 30, 2022
Filed August 4, 2022
File No. 001-05231

Dear Division of Corporation Finance:

McDonald's Corporation (the “Company”, “we,” or “our”) is submitting this supplemental letter as a follow up to our phone conversation with the staff of the Securities and Exchange Commission (the “Staff”) held on October 19, 2022. The purpose of that conversation was to discuss the below comment from the Staff's letter, dated September 19, 2022, and the Company’s response letter, dated September 30, 2022 (the “Initial Response”).
For the Staff's convenience, the original comment in its September 19, 2022 letter is repeated herein, and the Company’s supplemental response is set forth immediately below.

Form 10-Q for the Quarter Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Income & Operating Margin, page 28

2. Please provide for the periods presented here and as applicable in your Form 10-K filings and interim period earnings releases furnished in Form 8-K a reconciliation between "Non-GAAP operating income" and GAAP "operating income." Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

In the Initial Response, we advised the Staff that the Company’s Form 10-K for the fiscal year ended December 31, 2021; Form 10-Q for the quarter ended March 31, 2022; and Form 10-Q for the quarter ended June 30, 2022, as well as the associated earnings materials filed on Form 8-K, contained all components that were necessary to reconcile Non-GAAP Operating income to Operating income (and, as a result, Non-GAAP Operating margin to Operating margin).
We appreciate the advice of the Staff that the Company consider organizing all such reconciling components — previously disclosed elsewhere in the applicable filings — in tabular format for enhanced clarity going forward. In response to such advice, we included the reconciliation table set forth below in our Form 8-K filed October 27, 2022 and our Form 10-Q filed November 7, 2022 (collectively, the "Q3 2022 Filings") in order to assist readers in reconciling Non-GAAP Operating income to Operating income and Non-GAAP Operating margin to Operating margin:

	Quarters Ended September 30,				Nine Months Ended September 30,
	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2022	2021	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP operating income	$2,763.9	$2,986.5	(7)%	1%	$6,788.3	$7,958.9	(15)%	(9)%
Russia sale charge	—	—			1,280.5	—
Dynamic Yield sale gain	—	—			(270.7)	—
Japan stock sale gains	—	(106.4)			—	(339.4)
Non-GAAP operating income	$2,763.9	$2,880.1	(4)%	4%	$7,798.1	$7,619.5	2%	9%
Non-GAAP operating margin					45.2%	44.3%

Additionally, in the Initial Response, we advised the Staff that “we undertake to revise the disclosure under the “Operating Income & Operating Margin” table to summarize the applicable reconciling items previously disclosed elsewhere, should we elect to disclose [emphasis added] non-GAAP operating income in the future.” In response to the Staff’s query regarding this statement, we further clarify that we intended to indicate that because non-GAAP financial information is not a required disclosure, we will only include the applicable reconciliation table to the extent that we present these non-GAAP financial measures in a future filing (as we did in the Q3 2022 Filings, and which we intend to do in our future filings disclosing full year 2022 results).

***

Based on our conversation held on October 19, 2022, our understanding is that inclusion of the above table would address the Staff’s comment set forth above on a prospective basis. We appreciate your consideration of the supplemental response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Catherine Hoovel at catherine.hoovel@us.mcd.com or me at ian.borden@us.mcd.com.

Very Truly Yours,

/s/ Ian Borden
Ian Borden Corporate Executive Vice President and Chief Financial Officer

cc:
Christopher Kempczinski, President, Chief Executive Officer
Desiree Ralls-Morrison, Corporate Executive Vice President, Chief Legal Officer and Secretary
Catherine Hoovel, Corporate Senior Vice President – Corporate Controller
Sean Richards, Ernst & Young LLP